UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

Reference is made to the proposed transaction between the Company and ECI Telecom Ltd. and the conditions thereto, which were reported by the Company on reports on Form 6-K submitted on August 21, 2013 and October 2, 2013.

Prior to the execution of a binding definitive agreement, it has become clear that a condition to the transaction, pursuant to which certain present and former employees of the Company (including key employees) would be transferred to ECI, cannot be satisfied. Accordingly, there is a significant doubt as to ECI's willingness to effect the transaction based on the proposed terms.

In light of the above and in light of the protracted period of negotiations between the parties until now, and the time that would be required to continue said negotiations, and considering the impact of the negotiation process on the Company's relationships with its customers and employees and the complicated business situation in which the Company has been for some time, the Company has decided to terminate the negotiations with ECI.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: January 6, 2014	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer